SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

The IFRS financial statements and the appendix entitled “Effects of Transition to IFRS” in this Form 6-K of the registrant are incorporated by reference into the registration statements on Form F-3  (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: May 31, 2012

Press Release

OTI Reports First Quarter 2012 Financial Results

•      Positive Operating Cash Flow of $482,000
•      Revenues of $12.6 Million
•      Strong Balance Sheet with $27.8 Million in Cash, Cash Equivalents and Short Term Investments

ISELIN, NJ, – May 31, 2012 – On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV), a global leader in contactless technology, that designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, NFC, payment, petroleum and loyalty applications based on its extensive patent and IP portfolio, today announced its results for the quarter ended March 31, 2012.

Financial Highlights:
•	Operating cash flow increased to $0.5 million from ($0.8) million for the first quarter of 2011
•	Total revenues increased by 5% to $12.6 million from $12.0 million for the first quarter of 2011
•	Licensing and transaction fees revenue increased by 9% to $1.3 million from $1.2 million for the first quarter of 2011
•	Gross margin was 50% compared to 53% for the first quarter of 2011
•	Operating expenses increased by 11% to $7.7 million from $7.0 million for the first quarter of 2011
•	Net loss attributable to shareholders was $1.6 million, from $0.6 million last year.
•	Adjusted EBITDA loss of $0.7 million from a profit of $0.4 million for the first quarter of 2011
•	Cash, cash equivalents and short-term investments of $27.8 million as of March 31, 2012

Operational Highlights:
•	U.S. patent received for adding contactless capability to existing mobile handsets through contactless smart SIM technology and concept.
•	Patent infringement lawsuit filed against T-Mobile
•	Received a $6.9 million contract to supply an electronic immigration control system in Panama
•	EasyPark™ solution introduced to the U.S. market with initial projects in Austin, TX and the University of California Davis
•	PARX launched new EasyPark patented integrated information and payment system

Oded Bashan, Chairman and Chief Executive Officer of OTI, commented, “We are investing in the introduction of products to markets specifically EasyPark and NFC solutions in the U.S., France and elsewhere. We believe that these investments will drive the company’s new business pipeline and ultimately increase customer adoption of our solutions that generate recurring revenues.”

Mr. Bashan continued: “We have embarked on an IP enforcement strategy through legal proceedings via a patent infringement lawsuit against T-Mobile USA, for a patent that covers a design critical for implementing NFC in mobile phones. We believe in the strength and value of our intellectual property and have the resources to protect it. This lawsuit is another step in OTI’s strategy to leverage its IP assets, following the technology license agreement with a multi-billion dollar corporation, and the issuance in January this year of OTI’s U.S. Patent entitled ‘Contactless Smart SIM’.”

Mr. Bashan continued: “As previously mentioned, the fall 2011 flooding in Thailand had an ongoing negative impact on our business, including the shutdown of our subcontractor’s facility which increased our cost of sales. I am pleased to state that today we are back into normal production capacity. However, the consequential impact of this event is not fully visible yet, and we may still face delays in projects execution and some customer order disruption.”

Mr. Bashan concluded: “We are making progress in implementing our strategy and expanding our customer base.  As such, the Company is maintaining its revenue guidance for 2012, with revenues of approximately $50 million and gross margin of 50-52%.  The Company also now expects operating expenses to be approximately $28 million for the year.  The revenue guidance reflects some uncertainty the Company has regarding the ongoing impact of the Thailand flooding.”

Adoption of IFRS
Effective as of January 1, 2012, the Company adopted International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”), replacing the previous reporting standard of US GAAP.  The comparative information for the first quarter of 2011 and as of December 31, 2011 provided herein has been restated to reflect the retrospective application of IFRS from the beginning of 2011.  An explanation of how the transition from US GAAP to IFRS has affected the Company’s financial results is set out in the Appendix attached hereto.

Use of Non-IFRS Financial Information
This press release contains certain non-IFRS measures, namely, Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization ("Adjusted EBITDA”).

Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of share-based compensation expense.

The Company believes that Adjusted EBITDA should be considered in evaluating the Company's operations since they provide a clearer indication of the Company's operating results.

This measure should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

Conference Call and Webcast Information
OTI will host a conference call and simultaneous Webcast today at 9:00 AM ET to discuss its operating results and the company’s outlook. Details are as follows:

Dial in #:	Toll Free 1-888-407-2553 (U.S.) or 1-800-227-297 (Israel)
Live Webcast/Replay:	http://www.otiglobal.com/Investors_Introduction
Telephone Replay:	1-877-456-0009 (U.S. toll free) until midnight June 7, 2012

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. ("OTI") designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, Near Field communications (“NFC”), contactless payment and loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

OTI Contacts:
Galit Mendelson	Jay M. Meier
VP, Corporate Relations	SVP, Business Development & Investor Relations
732 429 1900 ext. 111	OTI America, Inc.
galit@otiglobal.com	732 429 1900 ext. 104
jaym@otiglobal.com

Investor Relations:
Todd Fromer / Garth Russell
KCSA Strategic Communications
212-896-1215 / 212-896-1250
tfromer@kcsa.com /grussell@kcsa.com

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  Forward-looking statements include statements regarding our revenues, gross margin and expenses in 2012, investments in introduction of products, the success of our IP enforcement strategy, the recovery from the floods in Thailand, our goals, beliefs, future growth strategies, objectives, products, plans, and future results of operations or current expectations. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards, market acceptance of new and existing products and our ability to execute production on orders, as well as other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2011, and in subsequent filings with the Securities and Exchange Commission.   Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved.  Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

# # #

(TABLES TO FOLLOW)

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	March 31	December 31
	2012	2011
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	$18,431	$12,517
Short-term investments	9,336	15,952
Trade receivables (net of allowance for doubtful
accounts of $235 and $233 as of March 31, 2012
and December 31, 2011, respectively)	11,524	11,328
Other receivables and prepaid expenses	2,492	1,947
Inventories	7,053	8,196

Total current assets	48,836	49,940

Property, plant and equipment, net	13,498	13,227

Intangible assets, net	2,752	2,127

Goodwill	485	485

Total Assets	$65,571	$65,779

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

March 31	December 31
2012	2011
(Unaudited)	(Unaudited)

Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$6,827	$6,793
Trade payables	8,365	8,441
Other current liabilities	6,932	5,583
Total current liabilities	22,124	20,817

Long-Term Liabilities
Long-term loans, net of current maturities	3,662	4,026
Employee benefits	4,440	3,415
Royalty liability to the office of the Chief Scientist, net of current maturities	3,554	3,647
Deferred tax liability	62	65
Total long-term liabilities	11,718	11,153

Total Liabilities	33,842	31,970

Liabilities related to discontinued operation	-	150

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized –
50,000,000 shares as of March 31, 2012 and
December 31, 2011; issued: 32,489,961 and 32,313,761
shares as of March 31, 2012 and December 31, 2011,
respectively; outstanding: 31,311,262 and 31,135,062 shares
as of March 31, 2012 and December 31, 2011, respectively	812	808
Additional paid-in capital	210,000	209,693
Treasury shares at cost –1,178,699 shares as of March 31, 2012
and December 31, 2011.	(2,000)	(2,000)
Accumulated other comprehensive income (loss)	33	(174)
Accumulated deficit	(176,792)	(174,381)
Total Shareholder’s equity	32,053	33,946
Non-controlling interest	(324)	(287)

Total Equity	31,729	33,659

Total Liabilities and Equity	$65,571	$65,779

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Three months ended March 31
	2012	2011
	(Unaudited)	(Unaudited)
Revenues
Sales	$11,342	$10,870
Licensing and transaction fees	1,262	1,153

Total revenues	12,604	12,023

Cost of revenues
Cost of sales	6,279	5,654
Total cost of revenues	6,279	5,654

Gross profit	6,325	6,369
Operating expenses
Research and development	1,611	1,785
Selling and marketing	3,638	2,802
General and administrative	2,436	2,220
Amortization of intangible assets	49	151

Total operating expenses	7,734	6,958

Operating loss	(1,409)	(589)

Financial income (expense), net	(162)	67

Loss before taxes on income	(1,571)	(522)

Taxes on income	(21)	(65)

Net loss	(1,592)	(587)

Net loss attributable to noncontrolling interest	34	33
Net loss attributable to shareholders	$(1,558)	$(554)

Basic and diluted net loss attributable to shareholders per ordinary share	$(0.05)	$(0.02)

Weighted average number of ordinary shares used in
computing basic and diluted net loss per ordinary share	32,065,343	29,494,848

ON TRACK INNOVATIONS LTD.
UNAUDITED RECONCILIATION OF NON-IFRS ADJUSTMENT
Reconciliation of Non-IFRS Financial Measures to IFRS Net Loss - Unaudited
 (In thousands, except share and per share data)

	Three months ended March 31
	2012	2011
	(Unaudited)	(Unaudited)

IFRS Net Loss	$(1,592)	$(587)

Financial income (expenses)	(162)	67
Depreciation	(386)	(429)
Taxes on income	(21)	(65)
Amortization expenses	(49)	(151)
TOTAL EBITDA	$(974)	$(9)

Stock based compensation	$(252)	$(454)
TOTAL ADJUSTED EBITDA	$(722)	$445

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Three months ended March 31
	2012	2011
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(1,592)	$(587)
Adjustments required to reconcile net loss to
net cash provided by (used in) operating activities:
Stock-based compensation related to options and shares issued
to employees and others	252	454
Gain on sale of property and equipment	-	(4)
Amortization of intangible assets	49	151
Income taxes	-	12
Finance expenses	97	112
Depreciation	386	429
	(808)	567

Increase in employees benefits	167	168
Decrease in deferred tax liability	(3)	(10)
Linkage differences on receivable from sale of operation	-	(151)
Increase in trade receivables, net	(122)	(3,896)
Increase in other receivables and prepaid expenses	(522)	(614)
Decrease (increase) in inventories	1,235	(351)
Increase (decrease) in trade payables	(517)	1,569
Increase in other current liabilities	1,202	2,045
	632	(673)
Income taxes paid	-	(12)
Net cash provided by (used in) continuing operating activities	632	(685)
Net cash used in discontinued operating activities	(150)	(122)

Net cash provided by (used in) operating activities	482	(807)

Cash flows from investing activities
Purchase of property and equipment	(115)	(582)
Purchase of short term investments	(295)	(2,449)
Acquisition of business operation	-	(400)
Increase in intangible assets	(653)	(374)
Proceeds from maturity and sale of short term investments	6,945	178
Interest received	61	23
Other, net	-	7
Net cash provided by (used in) continuing investing activities	5,943	(3,597)
Net cash provided by discontinued investing activities	-	623

Net cash provided by (used in) investing activities	5,943	(2,974)

Cash flows from financing activities
Decrease in short-term bank credit, net	(242)	(1,852)
Proceeds from long-term bank loans	275	151
Repayment of long-term bank loans	(613)	(336)
Proceeds from issuance of shares, net of issuance expenses	-	16,644
Interest paid	(112)	(105)
Decrease in royalty liability to the office of the chief scientist	-	(120)
Proceeds from exercise of options and warrants, net	4	189
Net cash provided by (used in) continuing financing activities	(688)	14,571

Effect of exchange rate changes on cash	177	87

Increase in cash and cash equivalents	5,914	10,877
Cash and cash equivalents at the beginning of the period	12,517	15,409

Cash and cash equivalents at the end of the period	$18,431	$26,286

APPENDIX: Effects of Transition to IFRS

An explanation of how the transition from US GAAP to IFRS has affected the Company’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

Exemptions from full retrospective application elected by the company:

1.	Business combinations exemption
The company has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the January 1, 2011 transition date.
2.	Share-based payment transactions
The company has applied the share-based payment transactions exemption in IFRS 1. It has not restated neither equity instruments that were granted on or before  November 7, 2002 nor equity instruments that were granted after  November 7, 2002 but vested before the  January 1, 2011 transition date.

The following adjustments relate to the effect of the transition to reporting under IFRS, as issued by the International Accounting Standards Board, as do the explanations with respect to these adjustments and with respect to the exemptions that the Company has elected to apply upon the transition to the IFRS reporting regime. The adjustments are presented as follows:

a.	Adjustments to the consolidated statements of financial position as of December 31, 2011.
b.	Adjustments to the consolidated statements of operations for the three months ended March 31, 2011.
c.	The provision of explanations with respect to the above adjustments.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In thousands, except share and per share data)

		Year ended December 31, 2011
	Note	US GAAP	Effect of transition to IFRS	IFRS
		(Audited)*	(Unaudited)
Assets

Current assets
Cash and cash equivalents		$12,517	$-	$12,517
Short-term investments		15,952	-	15,952
Trade receivables		11,328	-	11,328
Other receivables and prepaid expenses		1,947	-	1,947
Inventories		8,196	-	8,196
Total current assets		49,940	-	49,940

Severance pay deposits fund	A	1,473	(1,473)	-
Property, plant and equipment, net		13,227	-	13,227
Intangible assets, net	B	609	1,518	2,127
Goodwill		485	-	485

Total Assets		$65,734	$45	$65,779

* Extracted from the Company’s audited US GAAP financial statements.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In thousands, except share and per share data)

		Year ended December 31, 2011
	Note	US GAAP	Effect of transition to IFRS	IFRS
		(Audited)*	(Unaudited)
Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans		$6,793	$-	$6,793
Trade payables		8,441	-	8,441
Other current liabilities	E,F	5,315	268	5,583
Total current liabilities		20,549	268	20,817

Long-Term Liabilities
Long-term bank loans, net of current maturities		4,026	-	4,026
Accrued severance pay / Employee benefits	A	4,502	(1,087)	3,415
Royalty liability to the office of the Chief Scientist, net of current maturities	E	-	3,647	3,647
Deferred tax liability		65	-	65
Total long-term liabilities		8,593	2,560	11,153

Total Liabilities		29,142	2,828	31,970

Liabilities related to discontinued operation		150	-	150

Equity
Shareholder’s equity	A,B, E,F	36,729	(2,783)	33,946
Non-controlling interest		(287)		(287)
Total Equity		36,442	(2,783)	33,659

Total Liabilities and Equity		$65,734	$45	$65,779

* Extracted from the Company’s audited US GAAP financial statements.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

		Three Months Ended March 31, 2011
	Note	US GAAP	Effect of transition to IFRS	IFRS
		(Unaudited)	(Unaudited)
Revenues
Sales		$10,870	$-	$10,870
Licensing and transaction fees		1,153	-	1,153
Total revenues		12,023	-	12,023

Cost of revenues
Cost of sales	A,C	5,708	(54)	5,654
Total cost of revenues		5,708	(54)	5,654

Gross profit		6,315	54	6,369
Operating expenses
Research and development	A,B,C	2,197	(412)	1,785
Selling and marketing	A,C	2,841	(39)	2,802
General and administrative	A,C	2,255	(35)	2,220
Amortization of intangible assets		151	-	151
Total operating expenses		7,444	(486)	6,958

Operating loss		(1,129)	540	(589)
Financial income, net	A,D,E,F	49	18	67
Loss before taxes on income		(1,080)	558	(522)
Taxes on income		(65)	-	(65)
Net loss		(1,145)	558	(587)
Net loss attributable to non-controlling interest		33	-	33
Net loss attributable to shareholders		$(1,112)	$558	$(554)

Notes to tables - adjustments relate to the effect of transition to reporting under IFRS:

A.	Employee benefits

Under US GAAP, the liability for severance pays for employees’ rights upon retirement was measured in accordance with the "Shut Down Method" at each balance sheet date, and the amount funded for severance pay that has been accumulated for this liability is measured based on redemption values at each balance sheet date. In addition, under US GAAP, amounts funded with severance pay funds were presented as long term investments. Under IFRS, the liability for employee benefits upon retirement is computed under the provisions of IAS 19 Employee benefits (hereafter – IAS 19). The liability for employee benefits upon retirement is measured on an actuarial basis, and takes into account, among other things, future salary rises and turnover.

The actuarial calculations were performed by an external expert.

In addition, the amount funded is measured at its fair value. The said amounts funded comprise “plan assets” as defined in IAS 19, and hence, were set off from the liability for employee benefits upon retirement for the purpose of statement of financial position presentation.

As a result, the liability for employee benefits, before deduction of the fair value of plan assets, increased as of December 31, 2011, by $385,000 and funds in respect of employee benefits in amounts of $1.5 million were set off against the liability for employee’s benefits as of December 31, 2011.

The Company elected as its accounting policy to recognize actuarial gains (losses) arising from the valuation of the plan, according to IAS 19, on a current basis to other comprehensive income (loss) and as result actuarial gains in the amounts of $61,000 for the period of three months ended March 31, 2011 were charged to equity.

Finance expenses in the amounts of $ 26,000 for the three months ended March 31, 2011 were charged to statements of operations. Cost of sales increased by $4,000 for the three months ended March 31, 2011. Research and development expenses increased by $21,000 for the three months ended March 31, 2011. Selling and marketing expenses decreased by $34,000 for the three months ended March 31, 2011. General and administrative expenses decreased by $20,000 for the three months ended March 31, 2011.

B.	Intangible assets

Under US GAAP, the company expensed costs relating to research and development activities as incurred. Under IFRS costs relating to research activities are expensed as incurred. Costs relating to development activities should be capitalized if an entity can demonstrate that it has satisfied all of the conditions in IAS 38 Intangible assets (hereafter – IAS 38) for capitalization. Furthermore, IAS 38 does not permit the use of hindsight. In order to comply with the provisions of IAS 38 and to avoid retrospective reconstruction of internally generated intangible assets, the company examined whether costs relating to development activity are eligible to capitalization only with respect to development costs that incurred after January 1, 2011. As a result the company recognized intangible development assets in the amount of $1.5 million as of December 31, 2011.  For the three months period ended March 31, 2011 development expenses in the amount of $387,000 were capitalized..

C.	Share-based payment transaction

The company granted to its employees awards with only service conditions that have a graded vesting schedule. Under US GAAP the company's accounting policy with respect to the recognition of compensation costs for its awards was to recognize them on a straight line basis over the requisite period for the entire award. Under IFRS (IFRS 2 Share-Based Payment), the company is obliged to recognize the aforementioned costs on a straight line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. As a result, as of December 31, 2011 the company increased accumulated deficit and additional paid-in capital in the amount of $134,000 and for the three months period ended March 31, 2011 share based compensation expenses decreased by $66,000.

D.	Short-term investments

Under US GAAP the company classified its investments in debt securities as available for sale. The investments were stated at market value and unrealized gains and losses, were reported as a separate component of equity (accumulated other comprehensive gain or loss). Under IFRS, the company decided to early adopt IFRS 9 Financial Instruments (hereafter – IFRS 9). According to IFRS 9 the company examined the business model under which its investments in debt securities are held and decided that the investments are not held within a business model whose objective is to hold assets in order to collect contractual cash flows. Therefore, the company classified its investments in debt securities as fair value through profit or loss in its IFRS financial statements. As a result, as of December 31, 2011the accumulated deficit and the accumulated other comprehensive income were decreased in the amount of $91,000. For the three months period ended March 31, 2011 finance income, net was increased in the statement of operations in the amount of $34,000 and decreased accumulated other comprehensive income respectively.

E.	Royalty liability to the office of the chief scientist

Under U.S. GAAP, grants received from the Office of the Chief Scientist (“OCS”) were recorded as a decrease in research and development costs in the periods the grants were received. In subsequent periods, when royalties were paid or accrued, the amounts were charged to cost of revenues. Under IFRS (IAS 20R Government Grants), grants from the OCS should be recognized as a liability according to their fair value on the date of their receipt and measured according to the present value of the anticipated cash flows, unless on that date it is reasonably certain that the amount received will not be refunded. The amount of the liability should be reexamined each period, and any changes in the present value of the cash flows discounted at the original interest of the grant shall be recognized in the statement of operations. The difference between the amount of the grant upon its receipt and its fair value should be recognized as a decrease in research and development costs. As a result, as of December 31, 2011 the company recognized a liability in the amount of $4.2 million and increased accordingly accumulated deficit and for the three months period ended March 31, 2011 cost of revenues was decreased in the amount of $58,000 and finance costs were increased in the amount of $17,000.

F.	Obligation to issue non-fixed amount of shares to a seller in a business combination transaction

As a part of the consideration paid by the company in a business combination transaction, the company issued shares that are subject to a lock up ("lock up shares"). According to the lock up arrangement, the final number of the "lock up shares" will be calculated according to the actual share price at the time of their release, in a mechanism that is in substance an obligation to issue a non-fixed amount of shares. Under US GAAP, the total value of the "lock up shares" was recorded in the shareholders' equity at the issuance date. Under IFRS (IAS 32 Financial Instruments: Presentation) the "lock up shares" are to be recorded as financial liability at fair value till their release from the lock up. Upon release, the liability is charged to equity.  Changes in the fair value of the financial liability are to be recorded as finance income (loss). Accordingly, as of December 2011 other current liabilities were increased in the amount of $124,000 and for the three months period ended March 31, 2011 finance income was increased in the amount of $27,000.